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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68531

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Concept Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1010 FRANKLIN AVENUE - SUITE 303
(No. and Street)

GARDEN CITY	NY	11530-5942
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS SCHIRRIPA (516) 833-8507
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/9/13

OATH OR AFFIRMATION

I, THOMAS SCHIRRIPA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Concept Capital Markets, LLC, as of 12/31/, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUZANNE D'ANGELO
Notary Public, State of New York
No. 01DA6231356
Qualified in Nassau County
My Commission Expires November 22, 2014

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


EISNERAMPER
ACCOUNTANTS & ADVISORS

CONCEPT CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

CONCEPT CAPITAL MARKETS, LLC

CONTENTS
December 31, 2012

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Board of Managers and Member of
Concept Capital Markets, LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Concept Capital Markets, LLC as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Concept Capital Markets, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.



New York, New York
February 25, 2013

CONCEPT CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS		
Cash	$	632,266
Due from brokers		1,335,162
Accounts receivable		442,508
Due from affiliates		246,877
Notes receivable		79,454
Securities owned, at fair value		3,716,266
Other assets		181,987
Total assets	$	6,634,520
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Securities sold short, at fair value	$	4,008
Accounts payable and accrued liabilities		912,116
Commissions payable		910,233
Due to brokers		370,758
Total liabilities		2,197,115
Members' equity		4,437,405
Total liabilities and members' equity	$	6,634,520

See Notes to Statement of Financial Condition

1. Nature of Operations

Concept Capital Markets, LLC (the "Company"), a Delaware limited liability company, is a registered broker-dealer and investment adviser under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates as an introducing broker dealer and all customer accounts are carried by several clearing firms. The Company is also an introducing futures broker subject to regulations of the National Futures Association ("NFA").

2. Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from these estimates.

Securities Owned and Securities Sold Short, at Fair Value

The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e. the exit price at the measurement date).

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Fair value measurements are not adjusted for transaction costs. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1: Includes inputs that are quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Includes inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly.

Level 3: Includes unobservable inputs for the asset or liability and relies on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

Generally, equity securities and municipal bonds owned, and equity securities sold short traded on a national securities exchange are valued at the last reported sales price at December 31, 2012. Domestic options owned and sold short are valued using mid price of bid and ask at December 31, 2012.

The Company records transactions in securities and the related revenues and expenses on a trade date basis. All resulting realized and unrealized gains and losses are reflected in net gain from principal transactions in securities.

Interest income and interest expense are recorded on the accrual basis.

Income Taxes

The Company is a limited liability company and considered to be a partnership for United States federal, state and city income tax purposes; therefore, no tax provision has been made in the accompanying financial statement for United States federal and state income taxes. The Company is subject to New York City unincorporated business tax.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported. Management is responsible for determining whether a tax position taken by the Company is more likely than not to be sustained on the merits. The Company has no material unrecognized tax benefits and has not recognized in the statement of financial condition any interest or penalties related to income taxes.

Commissions

The Company records all commission revenues and commission payouts on a trade date basis as securities transactions occur.

Investment Banking

Investment banking revenues are revenues related to the advising and marketing services provided to clients, and are recorded as earned.

Investment Advisory

Investment advisory fees are comprised of advisory fees charged at an annual rate based on the net assets value managed for its customers, and management fee revenue received from a hedge fund managed by a subgroup of the Company. Revenues are recorded as earned.

3. Fair Value of Financial Instruments

The following are the Company's securities owned and securities sold short by level within the fair value hierarchy as of December 31, 2012:

	Fair Value Hierarchy			
	Level 1	Level 2	Level 3	Total
Assets:				
Investment in securities:				
Common stocks	$ 1,619,757	-	-	$ 1,619,757
Municipal bonds	1,039,894			1,039,894
Derivatives contracts:				
Put options	846,315	-	-	846,315
Exchange traded investment fund	210,300			210,300
Total securities owned	$ 3,716,266	-	-	$ 3,716,266
Liabilities:				
Investment in securities:				
Common stocks	$ (1,756)			$ (1,756)
Derivatives contracts:				
Options	(2,252)	-	-	(2,252)
Total securities sold short	$ (4,008)	-	-	$ (4,008)

4. Financial Instruments

Derivative financial instruments are used for risk management purposes. The Company trades in derivative financial instruments for hedging purposes. Derivatives used for risk management include options purchased and options sold short.

The Company records derivative contracts at fair value, and as such monitors its risk exposure in the same manner. The Company has certain policies and procedures in place for monitoring its risk and constantly evaluates its potential exposure.

The fair values of derivative financial instruments at December 31, 2012 are as follows:

Derivative	Assets	Liabilities	Statement of Financial Condition Line Item	Number of Contracts Owned	Number of Contracts Sold Short
Options	$ 846,315	$ 2,252	Securities owned; Securities sold short	614	611

5. Due to and from Brokers and Concentration of Credit Risk

The clearing and depository operations for the Company's securities transactions are provided by four brokers at December 31, 2012. Securities reflected in the statement of financial condition are held by two of the brokers.

Amounts due to and from brokers are cash amounts required with each organization and net receivables and payables related to revenue earned and expenses charged from securities transactions. The cash held at the brokers serves as collateral for the amounts due to the relevant brokers. Subject to the clearing agreement between the Company and the clearing brokers, the clearing brokers have the right to re-pledge the collateral. The Company is subject to the regulations of the Securities and Exchange Commission that, among other things, may restrict the withdrawal of the cash held as collateral. In addition, securities owned and securities sold short may be subject to margin requirements.

The Company maintains accounts with financial institutions. In the event of a financial institution's insolvency, recovery of assets may be limited to account insurance or other protection afforded by such accounts.

6. Related Party Transactions

Due from affiliates represent amounts receivable from affiliated entities related to reimbursement of various expenses. An affiliated company has entered into lease arrangements for the office space and equipment to the Company. As part of the space and equipment agreement the affiliated company is responsible for the utilities, telephones, office supplies, and ongoing maintenance.

Additionally, the Company pays certain operating and administrative expenses on behalf of its affiliates and shares certain employees with its affiliates. The Company has allocated to its affiliates certain costs related to such use. The net amount due from the affiliates is reflected in the due from affiliates on the statement of financial condition.

7. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission (the "Rule"), and is also subject to the net capital requirements of the Commodity Futures Trading Commission Regulation 1.17 and requirements of the NFA. The Company computes its net capital under the alternative method permitted by the Rule, which requires that the minimum net capital be equal to the greater of $250,000 or 2% of its aggregate debit items as shown in the formula for reserve requirements or the NFA minimum of $45,000. At December 31, 2012, the Company had net capital of $3,174,383, which exceeded the requirement of $250,000 by $2,924,383.

8. Benefit Plans

The Company's employees participate in the Company's 401(k) plan. This plan is offered through the Company's professional employer organization (PEO) provider relationship with Insperity. The Company is not required and has not made any matching contributions during 2012.

9. Exemption from Rule 15c3-3 Customer Protection

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemption provision under subparagraph (k)(2)(ii). The exemption is claimed since the Company is an introducing broker and clears all transactions on a fully disclosed basis, and who promptly transmits all customer funds and securities to the clearing broker.

10. Risks

In the normal course of business, the Company enters into securities sales transactions as principal. If the securities subject to such transactions are not in the possession of the Company, the Company is subject to risk of loss if it must acquire the security on the open market at a price that exceeds the contract amount of the transaction.

The Company executes as agent securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company's customer security transactions are transacted on either a cash or margin basis. In margin transactions, the customer is extended credit by the clearing broker, subject to various regulatory margin requirements, collateralized by cash and securities in the customer's account.

In connection with these activities, the Company executes customer transactions with the clearing broker involving the short sales. In the event the customer fails to satisfy its obligation, the Company may be required to purchase financial instruments at prevailing market prices in order to fulfill the customer's obligations.

Short selling, or the sale of securities not owned by the Company, exposes the Company to the risk of loss in an amount greater than the initial proceeds, and such losses can increase rapidly and in the case of equities, without effective limit. There is the risk that the securities borrowed by the Company in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a "short squeeze" can occur, wherein the Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier.

The Company purchases and sells options on securities on national exchanges. Options may be cash settled, settled by physical delivery or by entering into a closing transaction. In entering into a closing purchase transaction, the Company may be subject to the risk of loss to the extent that the premium paid for entering into such closing purchase transaction exceeds the premium received when the option was written. In addition, the correlation between option prices and the prices of underlying securities may be imperfect and the market for any particular option may be illiquid at a particular time.

The writer of a call option which is covered (e.g., the writer has a long position in the underlying instrument) assumes the risk of a decline in the market price of the underlying instrument below the value of the underlying instrument less the premium received, and gives up the opportunity for gain on the underlying instrument above the exercise price of the option. The seller of an uncovered call option assumes the risk of a theoretically unlimited increase in the market price of the underlying instrument above the exercise price of the option. The buyer of a call option assumes the risk of losing its entire investment in the call option. If the buyer of the call sells short the underlying instrument, the loss on the call will be offset, in whole or in part, by any gain on the short sale of the underlying instrument.

The seller ("writer") of a put option which is covered (e.g., the writer has a short position in the underlying instrument) assumes the risk of an increase in the market price of the underlying instrument above the sales price (in establishing the short position) of the underlying instrument, plus the premium received, and gives up the opportunity for gain on the underlying instrument below the exercise price of the option. The seller of an uncovered put option assumes the risk of a decline in the market price of the underlying instrument below the exercise price of the option. The buyer of a put option assumes the risk of losing its entire investment in the put option. If the buyer of the put holds the underlying instrument, the loss on the put will be offset in whole or in part by any gain on the underlying instrument.

The Company's policy is to monitor its market exposure, customer risk, and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including mark to market securities, and any related collateral as well as requiring adjustments to collateral levels as necessary. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

The Company has agreed to indemnify the clearing brokers for losses that they may sustain from customer accounts introduced by the Company. The Company is required to maintain security deposits of approximately $1,762,000 with the brokers. This amount is included in the due from and due to brokers on the statement of financial condition. At December 31, 2012, there were no amounts to be indemnified to the clearing brokers for these transactions.

The Company is subject to credit risk to the extent that its deposits with commercial banks exceed the Federal Deposit Insurance Corporation insurable limit of $250,000. Management does not consider this risk to be significant.

11. Subsequent Events

In November 2012, the Company was approved by FINRA as a market maker. It is anticipated that, sometime in 2013, the Company will begin making markets.